June 25, 2019

Anshu Bhatnagar
Chief Executive Officer
Verus International, Inc.
9841 Washingtonian Boulevard, #390
Gaithersburg, Maryland 20878

       Re: Verus International, Inc.
           Registration Statement on Form S-1
           Filed June 7, 2019
           File No. 333-232017

Dear Mr. Bhatnagar:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 7, 2019

General

1. Please update the financial statements and other financial information in the filing to include the interim period ended April 30, 2019.
2. We note that your common stock is presently quoted on the OTC Pink and that selling stockholders intend to sell their shares at prevailing market prices or at privately negotiated prices. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at which selling shareholders will offer and sell their shares for the duration of the offering.
 Anshu Bhatnagar
Verus International, Inc.
June 25, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 or Lilyanna Peyser,
Special Counsel, at (202)551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameAnshu Bhatnagar
                                                           Division of
Corporation Finance
Comapany NameVerus International, Inc.
                                                           Office of Consumer
Products
June 25, 2019 Page 2
cc:       Nazia Khan
FirstName LastName